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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

MediaBin, Inc.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

58446U 10 3 (CUSIP Number)

September 30, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed t
o be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G

CUSIP NO. 58446U 10 3                                                                                                              Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tharald Brovig

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Norway

	5.	Sole Voting Power -0-

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 4,933,590

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,933,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,933,590

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.5%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP NO. 58446U 10 3                                                                                                              Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gezina AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Norway

	5.	Sole Voting Power -0-

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 4,933,590

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,933,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,933,590

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.5%

12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP NO. 58446U 10 3                                                                                                              Page 4 of 7 Pages

Item 1(a).    Name of Issuer:

MediaBin, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

Seven Piedmont Center
Suite 600
3525 Piedmont Road
Atlanta, Georgia 30305-1530

Item 2(a).    Name of Persons Filing:

Tharald Brovig
and
Gezina AS

Item 2(b).    Address of Principal Business Office or, if none, Residence:

Tharald Brovig and Gezina AS
Nedre Vollgt.4
N-0158 Oslo, Norway

Item 2(c).    Citizenship:

Tharald Brovig and Gezina AS—Norway

Item 2(d).    Title of Class of Securities:

Common Stock, Par Value $.01

Item 2(e).    CUSIP Number:

58446U 10 3

SCHEDULE 13G

CUSIP NO. 58446U 10 3                                                                                                              Page 5 of 7 Pages

Item	3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act,

(b) ☐ Bank as defined in Section 3(a)(6) of the Act,

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act,

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act,

(e) ☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f) ☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement                     Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g) ☐ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

(f) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item	4. Ownership.

See Items 5-9 and 11 on the cover page for each filer.

Item	5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item	6. Ownership of More than Five Percent on Behalf of Another Person.

Gezina AS is a privately held investment company controlled by Mr. Brovig.

Item  7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported                   on by the Parent Holding Company.

N/A

Item	8. Identification and Classification of Members of the Group.

See item 2(a) of this Schedule.

SCHEDULE 13G

CUSIP NO. 58446U 10 3                                                                                                              Page 6 of 7 Pages

Item 9.    Notice of Dissolution of Group.

N/A

Item 10.  Certification.

SCHEDULE 13G

CUSIP NO. 58446U 10 3                                                                                                              Page 7 of 7 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2002

Gezina AS

By:    /s/    ERIK ENGEBRETSEN
Name:    Erik Engebretsen
Title:      CEO

/s/    THARALD BROVIG
        Tharald Brovig